MAILANDER LAW OFFICE, INC.

835 5th Avenue, Ste. 312

San Diego, California 92101

(619) 239-9034

April 11, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN:

 Mr. Ethan Horowitz, Mr. Robert Carroll

Re:

Mustang Geothermal Corp. (formerly Urex Energy Corp.)

Form 10-K for Fiscal Year Ended March 31, 2010

Filed July 14, 2010

File No. 0-50191

Dear Mr. Horowitz and Mr. Carroll:

This verifies receipt of your comment letter dated April 1, 2011 (the “Comment Letter”), with respect to the above-captioned Form 10-K for Fiscal Year Ended March 31, 2010 for Mustang Geothermal Corp., a Nevada corporation (the “Company”). The Company retained this office to advise it and respond to the Comment Letter.

This also confirms my telephone conversation with Mr. Carroll today, wherein the Commission agreed to give the Company additional time to respond to the Comment Letter. The Commission granted an extension until April 25, 2011 for the Company to file its response. Thank you for this consideration.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

cc:  Richard Bachman